Exhibit 21-7

SUBSIDIARIES OF DTE ENERGY COMPANY

DTE Energy Company’s principal subsidiaries as of December 31, 2011 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary	State of Incorporation
1. The Detroit Edison Company	Michigan
2. DTE Energy Resources, Inc.	Michigan
3. DTE Enterprises, Inc.	Michigan
4. MichCon Holdings, Inc.	Michigan
5. Michigan Consolidated Gas Company	Michigan